



MILL CITY
Mixers
MOBILE BAR

MILL CITY MIXERS

MOBILE BAR

Mill City Mixers is a mobile bar service that specializes in crafting exceptional cocktails and providing an unforgettable beverage experience for various events, including weddings, corporate gatherings, private parties, and festivals. Our mission is to deliver top-notch bartending services that elevate the ambiance and enjoyment of any occasion.

BUSINESS AND CONCEPT

Become the preferred mobile bar service in MA known for exceptional mixology, outstanding customer service, and a commitment to making every event unforgettable.

MISSION STATEMENT

To bring the art of craft cocktails to your event, creating memorable experiences one drink at a time.

978-905-1166 Millcitybbq@gmail.com 11 Kearnet Sq. Lowell MA

www.Millcitybarbecue.com









MILL CITY MIXERS

MOBILE BAR SERVICE

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MILL CITY
Mixers

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GOALS FOR MILL CITY MIXERS

- Establish Mill City Mixers as a reputable mobile bar service within 1 year.
- Secure contracts for a minimum of 75 events in the first year.
- Achieve an annual revenue growth rate of 70%.
- Expand our service offerings to include specialty cocktail packages and non-alcoholic beverages.

MILL CITY Mixers
MOBILE BAR

- Customer Segments:
  - Event Planners
  - Wedding Couples
  - Corporate Event Organizers
  - Private Party Hosts
  - Festival Organizers

CUSTOMER TARGET MARKET

KEY CHARACTERISTICS

Individuals and organizations seeking a unique and professionally managed beverage service to enhance their events.

>>> SERVICES

- Mobile Bar Setup: Mill City Mixers provides a fully equipped mobile bar setup, including a professional bartender, premium liquor, mixers, garnishes, and glassware.
- Customized Cocktail Menu: Tailored cocktail menus based on event themes and preferences.
- Craft Cocktails: Skilled bartenders crafting a variety of handcrafted cocktails.
- Non-Alcoholic Options: Selection of mocktails and premium non-alcoholic beverages.
- Bartender and Waitstaff Services: Professional and friendly staff to ensure seamless

MARKETING STRATEGY

- **Brand Identity: Establish a strong brand presence through logo, website, and social media.**
- **Online Presence: Utilize a user-friendly website and engage in social media marketing to reach potential clients.**
- **Networking: Build relationships with event planners, wedding venues, and corporate event organizers.**
- **Referral Programs: Encourage satisfied customers to refer Mill City Mixers to others.**
- **Promotions: Offer special packages and promotions during peak booking seasons.**

>>> MARKET ANALYSIS

- Industry Overview: Analyze the mobile bar and event beverage industry in your area, including trends, competitors, and opportunities.
- Competitive Analysis: Identify key competitors, their strengths, weaknesses, and market positioning.
- SWOT Analysis: Assess Mill City Mixers' strengths, weaknesses, opportunities, and threats.





FINANCIAL PROJECTIONS



- Startup Costs: Detail the initial investment required to launch Mill City Mixers.
- Revenue Projections: Estimate revenue based on expected bookings, pricing, and growth.
- Operating Expenses: Project monthly and annual operating costs, including staff, inventory, and marketing.
- Profit and Loss Statement: Forecast net profit over the first three years.



 ## FUNDING REQUIREMENTS

- Capital Needs: Specify the amount of funding required to start and sustain Mill City Mixers.
- Use of Funds: Explain how the investment will be allocated, such as equipment purchase, marketing, and working capital.















MILL
CITY
Mixers

MOBILE BAR